UNITED STATES				OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION				OMB Number:	3235-0101
Washington, D.C. 20549				Expires:	June 30, 2020
Estimated average burden
FORM 144				hours per response	1.0
NOTICE OF PROPOSED SALE OF SECURITIES				SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933				DOCUMENT SEQUENCE NO.

CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO	WORK LOCATION
ROYALE ENERGY, INC.		33-0224120	000-55912
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE				(e) TELEPHONE NO
1870 Cordell Court, Suite 210, El Cajon, CA 92020				(713) 586-1900
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS (STREET, CITY, STATE, ZIP)
Michael McCaskey	Director	100 Anamapu St., Suite C, Santa Barbara, CA 93101

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold	Aggregate Market Value	Number of Shares or Other Units Outstanding	Approximate Date of Sale	Name of Each Securities Exchange
Common Stock	Sprott Global Resources Investments Ltd		60,000	$22,800	48,400,370	From time to time	OTCQB

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer's I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer's S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer's address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
	(e)	Issuer's telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the Issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s I.R.S. identification number, if such person is an entity
	(c)	Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person's address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (08-07)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	3/7/2018 (1)	Upon Merger with Matrix Oil Management Corporation	Issuer	60,000	3/7/2018	Merger Consideration

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None

REMARKS:

(1)  The shares being sold are control securities acquired from the Issuer.  The shares have been registered for resale under the Securities Act of 1933 and are not restricted securities.

(2)  This proposed sale is made pursuant to a plan intended to comply with Rule 10b5-1(c), previously entered on May 21, 2018, and the representation below regarding the seller’s knowledge of material information speaks as of that plan adoption date.

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

May 21, 2018	Michael McCaskey, by Lee Polson, Attorney-in-Fact
DATE OF NOTICE	(SIGNATURE)

May 21, 2018
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)